1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

September 19, 2012

Mr. John Ganley

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

Re:                              KKR Series Trust

File Nos. 811-22720 and 333-182743

Dear Mr. Ganley:

In a letter dated August 17, 2012, you provided the Securities and Exchange Commission staff’s (the “Staff”) comments on the registration statement, filed on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), of KKR Series Trust (the “Trust”), as filed July 18, 2012, which includes one series, the KKR Alternative High Yield Fund (the “Fund”).  The Staff’s comments, along with the Trust’s responses, are set forth below.  The Trust has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below.

PROSPECTUS:

Summary Information — Fees and Expenses of the Fund (page 1)

Comment 1.                            Please indent the expenses on the lines subcaptioned “Shareholder Servicing Fees” and “All Other Expenses”.

Response 1.                               The disclosure has been revised accordingly.

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley

Washington DC    EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg  Moscow  Munich  Paris    ASIA  Beijing  Hong Kong

Comment 2.                            Footnote (2) to the fee table provides that the Adviser has contractually agreed to limit the expenses of the Fund and that if the Adviser waives fees or reimburses the Fund, the Adviser may recoup the amounts waived or reimbursed. Please ensure that the contractual waiver will be in place for at least one year from the date of effectiveness.  See Instruction 3(e) to Item 3 of Form N-1A.  Please also disclose that the Adviser will not seek to recoup amounts waived or reimbursed for time periods of three years or more.  Please file the expense limitation agreement as an exhibit to the registration statement.

Response 2.                               The contractual waiver will be in place for at least one year from the date of effectiveness unless earlier terminated by the Board.  The disclosure has been revised to reflect the fact that the Adviser may seek to recoup any amounts waived or reimbursed for up to three years.  The Fund’s contractual expense reimbursement and waiver arrangements will be filed as an exhibit to the registration statement.

Summary Information — Principal Investment Strategies of the Fund (page 2)

Comment 3.                            Please include in this section a description of any strategy or policy with respect to the maturity of the fixed income securities the Fund may purchase.

Response 3.                               The disclosure has been revised to reflect that the Fund may invest in fixed income securities without regard to their maturity.

Comment 4.                            The second to the last paragraph of this section states that the Fund may invest in exchange-traded funds.  Please include in the fee table a line item estimating Acquired Fund Fees and Expenses, or explain why such a line is not required.  See Instruction 3(f) to Item 3 of Form N-1A.

Response 4.                               It is currently anticipated that the Fund’s investments in exchange-traded funds will be minimal during the first year.  Accordingly, per the Form N-1A instructions, the expenses of investing in shares of exchange-traded funds are not required to be reflected in an Acquired Fund Fees and Expenses line item in the Annual Fund Operating Expenses table.

Comment 5.                            The second to the last paragraph of this section also states that the Fund may invest in various types of derivatives, which may be counted toward the Fund’s 80% policy to the extent they have economic characteristics similar to securities included in that policy. Please explain to us how the Fund will value derivatives for purposes of (i) calculating net assets, (ii) the 80% policy, and (iii) determining the Adviser’s asset-based fees.  Please provide in your response letter an affirmative statement that the Fund will not use notional value of its derivative investments for purposes of determining net assets.

Response 5.                               The Fund will use each applicable derivative instrument’s market value for purposes of (i) calculating its net assets, (ii) the 80% policy, and (iii) determining the Adviser’s asset-based fees.  The Fund will not use the notional value of its derivatives investments for purposes of determining net assets.

Summary Information — Principal Risks of Investing in the Fund (page 3)

Comment 6.                            The paragraph captioned “Fixed-Income Instruments Risk” indicates that prices of fixed-income instruments respond to interest rate changes.  Please explain more specifically how changes in interest rates may affect prices of fixed income instruments.

Response 6.                               The disclosure has been revised accordingly.

Comment 7.                            The Fund’s description of its principal investment strategy on page 2 states that the Fund, from time to time, may invest in securities of emerging market issuers.  Please consider discussing the risks of investing in emerging market issuers under the caption for “Non-U.S. Securities Risk.”

Response 7.                               The disclosure has been revised accordingly.

Comment 8.                            The last risk on page 4 indicates that the Fund may engage in short selling.  Please confirm that the line item for “Other Expenses” includes an estimate of dividends paid on short sales.  See AICPA Audit & Accounting Guide: Investment Companies ¶ 7.101(j) (May 1, 2011).

Response 8.                               The Fund currently does not intend to engage in short sales that would require disclosure in the “Other Expenses” line of the fee table.  The Fund acknowledges, however, that it will include dividends paid on short sales in this line item as required.

Additional Information About the Fund — Investment Objective and Principal Investment Strategies of the Fund (page 6)

Comment 9.                            If the Fund’s investment objective may be changed without a shareholder vote, please disclose that here.  See Item 9(a) of Form N-1A.  If the Fund’s investment objective is a fundamental policy, please disclose that policy in the Statement of Additional Information.  See Item 16(c) of Form N-1A.

Response 9.                               The Trust respectfully refers to the first full paragraph on page 7 of the “Investment Objective and Principal Investment Strategies of the Fund” section which states:

There can be no assurance that the Fund will achieve its investment objective or that the Fund’s strategies, including hedging strategies, will be successful. Each of the investment policies described herein, including the Fund’s investment objective, constitutes a non-fundamental policy that the Board of Trustees (“Board”) of KKR Series

Trust (the “Trust”) may change at any time without shareholder approval. The Fund’s 80% investment policy requires 60 days’ prior written notice to shareholders before the policy may be changed. The fundamental and non-fundamental policies of the Fund are set forth in the Trust’s Statement of Additional Information (“SAI”) under the section “Fund Policies.”

Accordingly, no changes have been made in response to this comment.

Additional Information About the Fund — Principal Risks of Investing in the Fund (page 8)

Comment 10.                     The paragraph captioned “Swaps” on page 11 indicates that the Fund may sell credit default swaps.  Please explain to us whether the Fund intends to segregate assets to cover any obligations under the credit default swap.  See Investment Company Act Release No. 10666 (April 18, 1979).

Response 10.                         Consistent with Investment Company Act Release No. 10666 (April 18, 1979), the Fund intends to segregate assets to cover any obligations under a credit default swap where the Fund is a seller of credit protection.

Management of the Fund — Related Performance Information (page 21)

Comment 11.                    Performance information is presented in this section for a privately-offered fund, which is managed by the Adviser and which has been reorganized into the Fund.  Please inform us whether the Adviser managed any other accounts or funds in a substantially similar manner.  Please also inform us whether the Fund will assume the performance of the predecessor?

Response 11.                         The Adviser does not currently manage any other accounts or funds in a substantially similar manner as the privately offered fund.  The Fund will assume the performance of the predecessor fund.  Such performance will be included in the Average Annual Total Returns table and the Calendar Year Total Returns bar chart when permissible under Form N-1A.

STATEMENT OF ADDITIONAL INFORMATION:

Conflicts of Interest Risk (page B-32)

Comment 12.                     The first paragraph of this section states that the Adviser manages certain accounts that pay the Adviser higher fees than the Fund pays and that the Adviser has an incentive to favor these accounts over the Fund.  Other disclosure in the paragraph indicates that the Adviser may engage in short selling for other accounts which could be seen as harming the performance of the Fund for the benefit of the accounts taking short positions.  Please make clear in this section that the Adviser is aware of its fiduciary duty to act in the best interest of the Fund.

Response 12.                         The disclosure has been revised accordingly.

Fund Investment Policies (page B-35)

Comment 13.                     Investment Restriction 3 provides that the Fund may not invest more than 25% of the value of its assets in any industry or group of related industries, “except (a) securities issued by the U.S. Government and its agencies and instrumentalities or securities of state and municipal governments or their political subdivisions (however, not including private purpose industrial development bonds issued on behalf of non-government issuers).”  Please insert the term “tax-exempt” before “securities of state and municipal governments.”  See Investment Company Act Release No. 9785 (May 31, 1977).  Please also make clear, either in the investment restriction or in another appropriate location, that private purpose industrial development bonds issued on behalf of non-governmental issuers will be subject to the 25% limitation.

Response 13.                         The disclosure has been revised accordingly.

GENERAL COMMENTS:

Comment 14.                     Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response 14.                         Comment acknowledged.

Comment 15.                     We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response 15.                         Comment acknowledged.

Comment 16.                     If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 (“Securities Act”), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response 16.                         Comment acknowledged.

Comment 17.                     Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response 17.                         Comment acknowledged.

Comment 18.                     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision.  Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response 18.                         Comment acknowledged.

*            *            *

In addition to these comments, you requested that the Trust make certain representations concerning its registration statement on Form N-1A and the responses being made to the comments received.  These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments.  Please call the undersigned at 212.698.3525 or Allison M. Fumai, Esq. at 212.698.3526 if you wish to discuss this correspondence further.

Sincerely,

/s/ Richard Horowitz, Esq.

Richard Horowitz, Esq.

1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

Via EDGAR

September 19, 2012

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	KKR Series Trust (the “Trust”)
File Nos. 811-22720 & 333-182743

In connection with a response being made on behalf of the Trust to comments provided with respect to the Trust’s registration statement on Form N-1A filed under the Securities Act of 1933 and Investment Company Act of 1940, as filed on July 18, 2012 (the “Registration Statement”), we are authorized by our client to acknowledge the following on the Trust’s behalf:

•                                          should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at 212.698.3525 or Allison M. Fumai, Esq. at 212.698.3526 if you wish to discuss this correspondence further.

Sincerely,

/s/ Richard Horowitz, Esq.

Richard Horowitz, Esq.

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